Exhibit 99.1

OMS Energy Technologies Inc. Announces Fiscal Year 2025 Financial Results

SINGAPORE, July 24, 2025 - OMS Energy Technologies Inc. (“OMS” or the “Company”) (NASDAQ: OMSE), a growth-oriented manufacturer of surface wellhead systems (“SWS”) and oil country tubular goods (“OCTG”) for the oil and gas industry, today announced its financial results for the fiscal year ended March 31, 2025.

Fiscal Year 2025 Financial Highlights

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Total revenues in 2025 were $203.6 million, compared with $18.2 million for the period from April 1, 2023, through June 15, 2023, and $163.3 million for the period from June 16, 2023, through March 31, 2024.
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Gross margin in 2025 was 33.9%, compared with 27.6% for the period from April 1, 2023, through June 15, 2023, and 29.9% for the period from June 16, 2023, through March 31, 2024.
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Operating profit in 2025 was $59.9 million, compared with $3.2 million for the period from April 1, 2023, through June 15, 2023, and $40.2 million for the period from June 16, 2023, through March 31, 2024.

Mr. How Meng Hock, Chairman and Chief Executive Officer of OMS, commented, “We are extremely proud to report strong results for fiscal year 2025 in our first earnings announcement as a publicly listed company. Our double-digit revenue growth, expanded gross margin, and increase in operating profit are a direct result of our team’s disciplined execution and commitment to delivering value across all areas of our business. We have also recorded several new customer wins and contract renewals since our IPO in May, further broadening and diversifying our revenue base. With our focus on long-term growth, we’re entering fiscal 2026 with strong momentum and a clear strategy for continued innovation and expansion.”

Mr. Kevin Yeo, Chief Financial Officer, added, “Our fiscal 2025 financial performance reflects both top-line strength and meaningful margin improvement. Total revenues grew to $203.6 million, with gross margin reaching 33.9%. Operating profit increased to $59.9 million, highlighting our enhanced cost discipline and the benefits of growing economies of scale. Our net profit for the year was $47.0 million. When excluding a one-time $49.4 million bargain purchase gain recognized in fiscal 2024 related to the Management Buyout, our underlying profitability in 2025 demonstrates strong growth momentum. Supported by these solid fundamentals, a healthy balance sheet and loyal customer base, we remain confident of driving sustainable growth and building long-term shareholder value.”

Fiscal Year 2025 Financial Results

Total revenues. Total revenues in 2025 were $203.6 million, compared with $18.2 million for the period from April 1, 2023, through June 15, 2023, and $163.3 million for the period from June 16, 2023, through March 31, 2024.

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Specialty connectors and pipes. Revenues from sales of specialty connectors and pipes in 2025 were $143.1 million, compared with $5.1 million for the period from April 1, 2023, through June 15, 2023, and $113.5 million for the period from June 16, 2023, through March 31, 2024. This increase was primarily due to a significant increase in demand from one of the Company’s major customers who had higher levels of business activities related to oil and gas production.

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Surface wellhead and Christmas tree equipment. Revenues from sales of surface wellhead and Christmas tree equipment in 2025 were $8.7 million, compared with $3.0 million for the period from April 1, 2023, through June 15, 2023, and $6.8 million for the period from June 16, 2023, through March 31, 2024. This decrease was primarily due to delayed demand from one of the Company’s major customers in Indonesia, who is rationalizing their requirements as they plan for increased production to meet Indonesia’s energy security plan, as well as a delayed shipment to the Middle East which will materialize in the fiscal year 2026.

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Premium threading services. Revenues from rendering of premium threading services in 2025 were $36.8 million, compared with $7.6 million for the period from April 1, 2023, through June 15, 2023, and $31.1 million for the period from June 16, 2023, through March 31, 2024. This slight decrease was primarily attributable to a relatively stable level of rig activities across oil and gas customers in the countries that drive demand for the Company’s premium threading services.

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Other ancillary services. Revenues generated from other ancillary services in 2025 were $15.0 million, compared with $2.4 million for the period from April 1, 2023, through June 15, 2023, and $11.9 million for the period from June 16, 2023, through March 31, 2024. This increase was primarily due to greater customer demand for engineering testing, inspection and maintenance services.

Cost of revenues. Cost of revenues in 2025 was $134.6 million, compared with $13.2 million for the period from April 1, 2023, through June 15, 2023, and $114.5 million for the period from June 16, 2023, through March 31, 2024.

Gross profit. Gross profit in 2025 was $69.0 million, compared with $5.0 million for the period from April 1, 2023, through June 15, 2023, and $48.7 million for the period from June 16, 2023, through March 31, 2024. Gross margin in 2025 was 33.9%, compared with 27.6% for the period from April 1, 2023, through June 15, 2023, and 29.9% for the period from June 16, 2023, through March 31, 2024. The increase was mainly due to the growth in total revenues, as well as the benefits from economies of scale stemming from higher sales volume, sourcing productivity and an increase in the proportion of higher-margin services performed.

Selling, general and administrative expenses. Selling, general and administrative expenses in 2025 were $9.1 million, compared with $1.8 million for the period from April 1, 2023, through June 15, 2023, and $8.6 million for the period from June 16, 2023, through March 31, 2024. The decrease was mainly due to a decrease in legal and professional fees, staff expenses and depreciation.

Operating profit. Operating profit in 2025 was $59.9 million, compared with $3.2 million for the period from April 1, 2023, through June 15, 2023, and $40.2 million for the period from June 16, 2023, through March 31, 2024.

Total other income/(expense), net. Total other income, net in 2025 was $0.2 million, compared with total other expense, net of $0.08 million for the period from April 1, 2023, through June 15, 2023, and total other income, net of $50.2 million for the period from June 16, 2023, through March 31, 2024. The change was primarily due to a non-recurring bargain purchase gain of $49.4 million related to the management buyout in the period from June 16, 2023, through March 31, 2024.

Net profit. Net profit in 2025 was $47.0 million, compared with $2.4 million for the period from April 1, 2023, through June 15, 2023, and $82.1 million for the period from June 16, 2023, through March 31, 2024.

Basic and diluted EPS. Basic and diluted earnings per share were both $1.18 in 2025, compared with $2.19 for the period June 16, 2023, through March 31, 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company’s cash and cash equivalents and restricted cash totaled $75.8 million, compared with $45.4 million as of March 31, 2024.

Net cash provided by operating activities was $40.5 million, compared with net cash used of $2.9 million for the period from April 1, 2023, through June 15, 2023, and net cash provided of $24.0 million for the period from June 16, 2023, through March 31, 2024.

About OMS Energy Technologies Inc.

OMS Energy Technologies Inc. (NASDAQ: OMSE) is a growth-oriented manufacturer of surface wellhead systems (SWS) and oil country tubular goods (OCTG) for the oil and gas industry. Serving both onshore and offshore exploration and production operators, OMS is a trusted single-source supplier across six vital jurisdictions in the Asia Pacific, Middle Eastern and North African (MENA) regions. The Company’s 11 strategically located manufacturing facilities in key markets ensure rapid response times, customized technical solutions and seamless adaptation to evolving production and logistics needs. Beyond its core SWS and OCTG offerings, OMS also provides premium threading services to maximize operational efficiency for its customers.

For more information, please visit ir.omsos.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

OMS Energy Technologies Inc.

Investor Relations

Email: ir@omsos.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: oms@thepiacentegroup.com

Hui Fan

Tel: +86-10-6508-0677

Email: oms@thepiacentegroup.com

Unaudited Summary of Financial Results

Consolidated Statements of Financial Positions

	For the year ended March 31, 2025	For the year ended March 31, 2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	72,950	43,470
Restricted cash, current	1,692	1,593
Trade receivables	13,467	31,948
Contract assets	983	1,730
Inventories	32,546	30,689
Prepayment and other current assets	1,646	3,067
Amount due from a related party	1,584	1,585
Total Current Assets	124,868	114,082

Non-current assets:
Restricted cash, non-current	1,189	367
Right-of-use assets	8,086	3,549
Property, plant and equipment	32,055	32,040
Intangible assets	42	126
Deferred tax assets	2,938	2,574
Prepayment and other non-current assets	1,327	694
Total Non-Current Assets	45,637	39,350
Total Assets	170,505	153,432

Liabilities
Current Liabilities:
Trade and other payables	15,070	47,535
Loans and borrowings	—	6,504
Tax payable	8,200	6,669
Lease liabilities, current	1,187	741
Total Current Liabilities	24,457	61,449

Non-current Liabilities:
Employee benefits obligation	827	751
Lease liabilities, non-current	6,096	1,843
Deferred tax liabilities	4,217	3,684
Other payables, non-current	—	5,000
Provisions	321	351
Total Non-Current Liabilities	11,461	11,629
Total Liabilities	35,918	73,078

Equity
Share capital	4	4
Share premium	72,648	67,648
Retained earnings	58,634	13,818
Accumulated other comprehensive loss	(2,397)	(4,441)
Equity attributable to Shareholders of the Company	128,889	77,029
Non-controlling interests	5,698	3,325
Total equity	134,587	80,354

Total liabilities and equity	170,505	153,432

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Revenue – third parties	203,607	163,267	16,967
Revenue – related parties	—	—	1,215
Total revenue	203,607	163,267	18,182

Cost of revenue – third parties	(134,620)	(114,525)	(13,080)
Cost of revenue – related parties	—	—	(75)
Total cost of revenue	(134,620)	(114,525)	(13,155)

Gross profit	68,987	48,742	5,027

Selling, general and administrative expenses	(9,122)	(8,574)	(1,790)
Operating profit	59,865	40,168	3,237

Bargain purchase gain	—	49,429	—
Other income/(expenses), net – third parties	246	775	(108)
Other income, net – related parties	—	—	29
Total other income/(expenses), net	246	50,204	(79)

Finance income – third parties	339	55	9
Finance income – related parties	—	—	65
Total finance income	339	55	74

Finance cost – third parties	(284)	(915)	(38)
Finance cost – related parties	—	—	(162)
Total finance cost	(284)	(915)	(200)

Profit before tax	60,166	89,512	3,032
Income tax expense	(13,189)	(7,424)	(657)
Net profit	46,977	82,088	2,375

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Foreign currency translation differences	2,258	(1,701)	(610)
Changes resulting from actuarial remeasurement of employee benefits obligation	(2)	(33)	(9)
Other comprehensive income/(loss), net of tax	2,256	(1,734)	(619)
Total comprehensive income	49,233	80,354	1,756

Net profit attributable to:
Shareholders of the Company	44,816	80,880	1,867
Non-controlling interests	2,161	1,208	508
Net profit	46,977	82,088	2,375

Total comprehensive income attributable to:
Shareholders of the Company	46,860	79,184	1,310
Non-controlling interests	2,373	1,170	446
Total comprehensive income	49,233	80,354	1,756

Basic and diluted weighted-average shares outstanding	37,822,500	36,900,000
Basic and diluted earnings per share (as adjusted) (US$)	1.18	2.19

Consolidated Statements of Cash Flows

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Operating activities
Net profit	46,977	82,088	2,375
Adjustments for:
Income tax expenses	13,189	7,424	657
Depreciation of property, plant and equipment	2,711	3,800	251
Amortization of intangible assets	84	97	6
Depreciation of right-of-use assets	1,412	1,030	140
Loss/(gain) on disposal of property, plant and equipment	111	(357)	—
Allowance for/(reversal of) inventories obsolescence	571	(335)	(6)
Allowance for/(reversal of) expected credit losses	121	(3)	—
Finance costs	284	915	200
Finance income	(339)	(55)	(74)
Loss/(gain) on unrealized foreign exchange	493	(793)	134
Gain on bargain purchase	—	(49,429)	—

Changes in operating assets and liabilities:
Trade receivables	18,975	(17,961)	(2,727)
Contract assets	764	(1,505)	1,139
Inventories	(2,329)	(20,817)	(360)
Prepayment and other assets	809	418	(1,219)
Trade receivables due from related parties	—	284	(428)
Trade and other payables	(32,239)	26,157	(2,224)
Employee benefits obligation	59	11	24
	51,653	30,969	(2,112)
Cash provided by operations:
Interest received	339	55	74
Income taxes paid	(11,490)	(6,979)	(852)
Net cash provided by/(used in) operating activities	40,502	24,045	(2,890)

Investing activities
Proceeds from sale of property, plant and equipment	—	698	—
Cash payment for management buyout	—	(2,000)	—
Acquisition of property, plant and equipment	(2,863)	(3,238)	(1,200)
Acquisition of intangible asset	—	(11)	—
Repayment from/(loan to) related parties	—	—	20,981
Amount due from a related party	1	(1,585)	—
Net cash (used in)/provided by investing activities	(2,862)	(6,136)	19,781
Financing activities
Advances from potential investors	—	5,000	—
Proceeds from loans and borrowings	—	—	874
Proceeds from loans from related parties	—	—	8,845
Repayment of loans from related parties	—	—	(28,038)
Repayment of loans and borrowings	(6,504)	(3,874)	—
Interest paid	(253)	(211)	(200)
Payment of lease liabilities	(1,302)	(824)	(197)
Net cash (used in)/provided by financing activities	(8,059)	91	(18,716)
Effect of foreign exchange on cash, cash equivalents and restricted cash	820	(2,473)	(75)
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,401	15,527	(1,900)
Cash, cash equivalents and restricted cash at beginning of year/period	45,430	29,903	31,803
Cash, cash equivalents and restricted cash at end of year/period	75,831	45,430	29,903
Less: Restricted cash, non-current	1,189	367	1,150
Less: Restricted cash, current	1,692	1,593	1,087
Cash and cash equivalents at end of year/period	72,950	43,470	27,666